FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2018

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒          Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐          No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 9, 2018;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2018; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2018.

August 9, 2018

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR SECOND QUARTER 2018

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the second quarter of 2018. Quebecor consolidates the financial results of Quebecor Media Inc. (“Quebecor Media”), a subsidiary it has wholly owned since June 22, 2018.

On May 11 and June 22, 2018, Quebecor Media repurchased a total of 16,064,215 of its Common Shares held by CDP Capital d’Amérique Investissements inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec, for a total aggregate purchase price of $1.54 billion, paid in cash. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital in consideration of the issuance of convertible debentures in the principal amount of $150.0 million, convertible into Class B Subordinate Voting Shares (“Class B Shares”) of Quebecor. Upon completion of these transactions, the Corporation’s interest in Quebecor Media increased from 81.53% to 100.0%.

Second quarter 2018 highlights

•                                Revenues: $1.04 billion, up $4.9 million (0.5%) from the second quarter of 2017.

•                               Adjusted EBITDA1 $417.1 million, up $12.8 million (3.2%). Excluding the impact of IFRS 15, adjusted EBITDA was $414.2 million in the second quarter of 2018, an $18.9 million (4.8%) increase.

•                                Net income attributable to shareholders: $41.3 million ($0.18 per basic share) in the second quarter of 2018, compared with $137.8 million ($0.57 per basic share) in the same period of 2017, an unfavourable variance of $96.5 million ($0.39 per basic share), including the $123.4 million combined unfavourable impact of the gain on the sale of a spectrum licence recorded in the second quarter of 2017 and the variance in losses on embedded derivatives related to convertible debentures.

•                               Adjusted income from continuing operating activities2 $106.2 million ($0.45 per basic share) in the second quarter of 2018, compared with $88.6 million ($0.37 per basic share) in the same period of 2017, an increase of $17.6 million ($0.08 per basic share) or 19.9%. Excluding the impact of IFRS 15, adjusted income from continuing operating activities was $104.3 million, a $21.1 million (25.4%) increase.

•                                The Telecommunications segment grew its revenues by $20.6 million (2.5%) and its adjusted EBITDA by $24.8 million (6.2%) in the second quarter of 2018. Excluding the impact of IFRS 15, segment adjusted EBITDA was up $30.9 million (7.9%).

•                                Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($14.9 million or 12.9%), Internet access ($14.9 million or 5.8%) and the Club illico over-the-top video service (“Club illico”) ($1.8 million or 18.4%) in the second quarter of 2018.

•                               Videotron’s total average billing per unit (“ABPU”)3 was $49.68 in the second quarter of 2018, compared with $48.12 in the same period of 2017, a $1.56 (3.2%) increase. Mobile ABPU was $53.70 in the second quarter of 2018, compared with $53.32 in the same period of 2017, a $0.38 (0.7%) increase.

•                                Subscriber connections to the mobile telephony service increased by 31,900 (3.0%) and Club illico memberships increased by 8,500 (2.2%) in the second quarter of 2018.

1                                 See “Adjusted EBITDA” under “Definitions.”

2                                 See “Adjusted income from continuing operating activities” under “Definitions.”

3                                 See “Key performance indicators” under “Definitions.”

“Quebecor achieved a major milestone in its history in the second quarter of 2018 by completing the repurchase of all the shares of Quebecor Media held by CDP Capital, concluding the process begun in 2012,” noted Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Quebecor therefore became the sole owner of Quebecor Media in the second quarter. With access to all the cash flows generated by the subsidiary, the Corporation will now be better equipped to seize business opportunities as they arise, to achieve its objectives with respect to its dividend payment policy, and to take full control of its development projects. Over the past 18 years, CDP Capital has been a top-notch financial partner that has steadfastly supported the Corporation through every stage of its development. I thank the people at the Caisse de dépôt et placement du Québec for their effective support and counsel over the years, and its presidents, Jean Claude Scraire and Michael Sabia.

“On the financial front, Quebecor’s revenues and adjusted EBITDA increased again in the second quarter of 2018, strongly stimulated by Videotron’s performance. Quebecor also posted an increase of $17.6 million or 19.9% in its adjusted income from continuing operating activities, reflecting the improvement in its operating profitability as expressed by adjusted EBITDA, combined with the favourable leverage effect on results produced by the repurchase of shares previously held by CDP Capital,” said Mr. Péladeau.

“Once again, Videotron’s growth was driven by its flagship products, including mobile telephony and Internet access,” commented Manon Brouillette, President and Chief Executive Officer of Videotron. “During the 12-month period ended June 30, 2018, the number of subscriber connections to the mobile telephony service increased by 125,900 or 13.2%. ‘Bring-your-own-device’ plans accounted for more than 35% of new mobile activations during the period, which helped reduce customer acquisition costs and boost the profitability of mobile services, despite slower ABPU growth resulting from those plans. Videotron has also added 54,300 subscribers (16.1%) to Club illico over the past 12 months. Club illico’s exclusive series have earned recognition in the industry for their originality and quality, picking up 16 nominations for Gémeaux awards this year. The awards ceremony will be held in September 2018 and four original series broadcast on Club illico and developed in collaboration with Quebecor Content are in the running: L’Académie, Blue Moon, La Dérape, and Pablo Escobar raconté par son fils.

“Regarding business development, Videotron continued investing in its Internet Protocol Television project, based on our partner Comcast Corporation’s XFINITY X1 platform. Ultimately, it will enable us to deliver the best available television experience to our customers. In the business services segment, Videotron recently launched its new Cloud Communications service, which combines the power of landlines and mobile through a unified offering. We are confident that this complementary service will enable us to expand our business customer base and retain existing customers,” Manon Brouillette concluded.

“In the Media segment, despite strong ratings for the National Hockey League playoffs on TVA Sports, the Montréal Canadiens’ failure to qualify for the playoffs did lead to reduced revenues,” commented France Lauzière, President and Chief Executive Officer of TVA Group Inc. “TVA Network’s financial performance also declined as a result of the decrease in advertising revenues. We have responded with measures to cut operating expenses, which have not yet yielded their full expected effects. TVA Network’s market share was stable at 23.8% (Source: Numeris — French Quebec, April 1 to June 30, 2018, Mon-Sun, 2 a.m.— 2 a.m., t2+) while the combined market share of the specialty channels increased by 0.5 points. The 24-hour news channel LCN was up 1.2 points or 26.7%.”

“At a time when we are seeing a proliferation of transactions between telecoms, media organizations and content providers around the world, demonstrating the necessity and success of the convergence strategy Quebecor embraced as far back as the early 2000s, the Corporation remains very strongly positioned for growth and profitability,” Pierre Karl Péladeau added.

Table 1

Quebecor second quarter financial highlights, 2014 to 2018

(in millions of Canadian dollars, except per share data)	2018	2017	2016	2015	2014

Revenues	$1,043.5	$1,038.6	$1,003.5	$969.8	$898.3
Adjusted EBITDA	417.1	404.3	374.9	359.8	365.5
Income from continuing operating activities attributable to shareholders	41.3	131.0	18.5	87.0	56.1
Net income (loss) attributable to shareholders	41.3	137.8	18.5	77.9	(51.7)
Adjusted income from continuing operating activities	106.2	88.6	78.6	72.3	59.0
Per basic share:
Income from continuing operating activities attributable to shareholders	0.18	0.54	0.08	0.35	0.22
Net income (loss) attributable to shareholders	0.18	0.57	0.08	0.32	(0.22)
Adjusted income from continuing operating activities	0.45	0.37	0.32	0.29	0.24

Changes in Accounting Policies

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. A description of the new rules and details of the retroactive adjustments to comparative data are provided in note 2 to Quebecor’s condensed consolidated financial statements for the second quarter of 2018 and under “Changes in Accounting Policies” in Quebecor’s Management Discussion and Analysis for the same period. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the non-IFRS measures without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Definitions” below.

Tables 2 and 3 below present segmented revenues and adjusted EBITDA for the last eight quarters, restated to reflect retroactive application of IFRS 15.

Table 2

Quebecor’s segmented revenues for the past eight quarters

(in millions of Canadian dollars)	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016

Telecommunications	$847.2	$823.4	$846.3	$829.6	$826.6	$805.0	$822.4	$813.1
Media	186.5	173.2	199.5	186.8	199.5	184.1	222.2	178.9
Sports and Entertainment	36.9	37.2	50.3	56.6	36.0	38.3	54.1	51.0
Head Office and intersegment	(27.1)	(27.1)	(32.0)	(32.4)	(23.5)	(25.9)	(31.1)	(25.3)
Total	$1,043.5	$1,006.7	$1,064.1	$1,040.6	$1,038.6	$1,001.5	$1,067.6	$1,017.7

Table 3

Quebecor’s segmented adjusted EBITDA (negative adjusted EBITDA) for the past eight quarters

(in millions of Canadian dollars)	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016

Telecommunications	$422.6	$410.5	$396.9	$390.2	$397.8	$383.9	$385.9	$388.9
Media	(0.7)	(1.1)	22.4	35.7	13.4	(2.2)	25.0	24.4
Sports and Entertainment	(2.0)	(2.1)	2.3	8.3	(3.6)	(0.8)	(1.3)	8.8
Head Office	(2.8)	0.1	(1.6)	(2.2)	(3.3)	(9.0)	1.0	(7.0)
Total	$417.1	$407.4	$420.0	$432.0	$404.3	$371.9	$410.6	$415.1

Changes to key performance indicators

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by a new metric, ABPU. ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key Performance Indicators” below. The definition of revenue-generating unit (“RGU”) has also been added in the same section; the nature and calculation of the metric are unchanged.

Table 4 presents the new ABPU metric for mobile activities and all activities combined for the last eight quarters.

Table 4

Videotron’s ABPU for the past eight quarters

(in Canadian dollars)	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016

Mobile ABPU	$53.70	$53.25	$53.56	$53.34	$53.32	$52.64	$51.96	$52.61
Total ABPU	$49.68	$48.82	$48.90	$48.50	$48.12	$47.41	$47.49	$47.03

2018/2017 second quarter comparison

Revenues: $1.04 billion, a $4.9 million (0.5%) increase.

•                                Revenues increased in Telecommunications ($20.6 million or 2.5% of segment revenues) and in Sports and Entertainment ($0.9 million or 2.5%).

•                                Revenues decreased in Media ($13.0 million or -6.5%).

Adjusted EBITDA: $417.1 million, a $12.8 million (3.2%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($24.8 million or 6.2% of segment adjusted EBITDA). There were favourable variances in Sports and Entertainment ($1.6 million or 44.4%) and at Head Office ($0.5 million).

•                                There was an unfavourable variance in Media ($14.1 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $1.8 million favourable variance in the stock-based compensation charge in the second quarter of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.2 million unfavourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2018.

Net income attributable to shareholders: $41.3 million ($0.18 per basic share) in the second quarter of 2018, compared with $137.8 million ($0.57 per basic share) in the same period of 2017, an unfavourable variance of $96.5 million ($0.39 per basic share).

•                                The main unfavourable variances were:

•                      $87.8 million gain on the sale of a spectrum licence recognized in the second quarter of 2017, including $43.9 million without any tax consequences;

•                      $36.5 million unfavourable variance in gains and losses on valuation and translation of financial instruments, including $38.4 million without any tax consequences;

•                      $13.3 million increase in the income tax expense;

•                      $8.4 million unfavourable variance in income from discontinued operations;

•                      $6.9 million increase in the depreciation and amortization charge.

•                                The main favourable variances were:

•                      $33.0 million favourable variance in non-controlling interest;

•                      $12.8 million increase in adjusted EBITDA;

•                      $9.8 million favourable variance in the charge for restructuring of operations, litigation and other items.

Adjusted income from continuing operating activities: $106.2 million ($0.45 per basic share) in the second quarter of 2018, compared with $88.6 million ($0.37 per basic share) in the same period of 2017, an increase of $17.6 million ($0.08 per basic share) or 19.9%.

2018/2017 year-to-date comparison

Revenues: $2.05 billion, a $10.1 million (0.5%) increase.

•                                Revenues increased in Telecommunications ($39.0 million or 2.4% of segment revenues).

•                                Revenues decreased in Media ($23.9 million or -6.2%) and in Sports and Entertainment ($0.2 million or -0.3%).

Adjusted EBITDA: $824.5 million, a $48.3 million (6.2%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($51.4 million or 6.6% of segment adjusted EBITDA). There were favourable variances in Sports and Entertainment ($0.3 million) and at Head Office ($9.6 million). The change at Head Office was mainly due to lower compensation costs.

•                                There was an unfavourable variance in Media ($13.0 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $1.0 million favourable variance in the stock-based compensation charge in the first half of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.1 million favourable variance in the Corporation’s stock-based compensation charge in the first half of 2018.

Net income attributable to shareholders: $98.0 million ($0.42 per basic share) in the first half of 2018, compared with $141.7 million ($0.58 per basic share) in the same period of 2017, a decrease of $43.7 million ($0.16 per basic share).

•                                The main unfavourable variances were:

•                      $87.8 million gain on the sale of a spectrum licence recognized in the first half of 2017, including $43.9 million without any tax consequences;

•                      $25.3 million increase in the income tax expense;

•                      $17.0 million increase in the depreciation and amortization charge;

•                      $8.4 million unfavourable variance in income from discontinued operations;

•                      $7.6 million unfavourable variance in the charge for restructuring of operations, litigation and other items.

•                                The main favourable variances were:

•                      $48.3 million increase in adjusted EBITDA;

•                      $30.9 million favourable variance in non-controlling interest;

•                      $15.6 million favourable variance in the loss on debt refinancing;

•                      $6.3 million favourable variance in losses on valuation and translation of financial instruments, including $6.1 million without any tax consequences.

Adjusted income from continuing operating activities: $195.8 million ($0.83 per basic share) in the first half of 2018, compared with $163.5 million ($0.68 per basic share) in the same period of 2017, an increase of $32.3 million ($0.15 per basic share) or 19.8%.

Financial transactions

•                                In the second quarter of 2018, the Corporation increased its interest in Quebecor Media from 81.5% to 100.0% by means of the following transactions:

•                      On May 11 and June 22, 2018, Quebecor Media repurchased for cancellation a total of 16,064,215 of its Common Shares held by CDP Capital for a total aggregate purchase price of $1.54 billion, paid in cash. Available cash and drawings on Videotron’s revolving credit facility were used to finance the transaction.

•                      On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor to CDP Capital. The debentures bear interest at an annual rate of 4.00% and mature in June 2024. The convertible debentures are convertible into Class B Shares in accordance with the terms of the trust indenture, subject to a floor price of $26.85 per share (that is, a maximum number of approximately 5,586,592 Class B Shares of Quebecor corresponding to a ratio of $150.0 million to the floor price) and a ceiling price of $33.5625 per share (that is, a minimum number of approximately 4,469,274 Class B Shares of Quebecor corresponding to a ratio of $150.0 million to the ceiling price), subject to adjustments in accordance with the terms of the trust indenture. The other terms and conditions of the convertible debentures are substantially consistent with the terms of the convertible debentures issued under the Corporation’s trust agreement dated October 11, 2012, as amended.

•                                During the first half of 2018, the Corporation issued a notice regarding the redemption of convertible debentures in the aggregate principal amount of $87.5 million. The redemption price was paid upon redemption of the debentures.

Normal course issuer bid

On August 8, 2018, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares”), representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 7,800,000 Class B Shares, representing approximately 5.0% of issued and outstanding Class B Shares as of August 1, 2018. The purchases can be made from August 15, 2018 to August 14, 2019 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange (“TSX”) or other alternative trading systems. All shares purchased under the bid will be cancelled. As of August 1, 2018, 77,289,444 Class A Shares and 156,117,684 Class B Shares were issued and outstanding.

The average daily trading volume of the Class A Shares and Class B Shares of the Corporation between February 1, 2018 and July 31, 2018 on the Toronto Stock Exchange was 776 Class A Shares and 401,419 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 100,354 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

Between August 15, 2017 and July 31, 2018, of the 1,000,000 Class A Shares and 8,400,000 Class B Shares it was authorized to repurchase under its previous normal course issuer bid, the Corporation repurchased no Class A Shares and 8,400,000 Class B Shares at a weighted average price of $24.02452 per share on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems.

On August 9, 2018, the Corporation announced that on or around August 10, 2018 it will enter into an automatic securities purchase plan (“the plan”) with a designated broker under its normal course issuer bid, whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the TSX. It will come into effect on August 15, 2018 and terminate on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

In the first half of 2018, the Corporation purchased and cancelled 4,909,900 Class B Shares for a total cash consideration of $118.0 million (1,441,600 Class B Shares for a total cash consideration of $29.3 million in the first half of 2017). The $108.6 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($26.6 million in the first half of 2017).

In the second quarter of 2018, 100,000 Class B Shares were issued upon exercise of stock options for a cash consideration of $1.3 million. As a result of this transaction, contributed surplus was increased by $1.2 million and the stock-based compensation liability was reduced by the same amount.

Dividend

On August 8, 2018, the Board of Directors of Quebecor declared a quarterly dividend of $0.055 per share on its Class A and Class B Shares, payable on September 18, 2018 to shareholders of record at the close of business on August 24, 2018. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2018 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2018 results on August 9, 2018, at 9:30 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from August 9 to November 9, 2018 by dialling 1 877 293-8133, conference number 1229124, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2017.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 9, 2018, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: www.twitter.com/Quebecor

Source:	Information:

Jean-François Pruneau	Communications Department
Senior Vice President and Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@quebecor.com
jean-francois.pruneau@quebecor.com	514 380-4572
514 380-4144

DEFINITIONS

On a transitional basis and to clarify the impact of retroactive adoption of IFRS 15, as described under “Changes in Accounting Policies,” columns have been added to the calculation and reconciliation tables for non-International Financial Reporting Standards (“IFRS”) financial measures. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017 based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted EBITDA (formerly “Adjusted operating income”)

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 5 below provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 5

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

	With adoption of IFRS 15[1]				Without IFRS 15[2]
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$422.6	$397.8	$833.1	$781.7	$419.7	$388.8	$837.6	$765.9
Media	(0.7)	13.4	(1.8)	11.2	(0.7)	13.4	(1.8)	11.2
Sports and Entertainment	(2.0)	(3.6)	(4.1)	(4.4)	(2.0)	(3.6)	(4.1)	(4.4)
Head Office	(2.8)	(3.3)	(2.7)	(12.3)	(2.8)	(3.3)	(2.7)	(12.3)
	417.1	404.3	824.5	776.2	414.2	395.3	829.0	760.4
Depreciation and amortization	(180.2)	(173.3)	(360.1)	(343.1)	(180.2)	(173.3)	(360.1)	(343.1)
Financial expenses	(78.1)	(78.9)	(154.7)	(156.0)	(78.1)	(78.9)	(154.7)	(156.0)
Loss on valuation and translation of financial instruments	(75.6)	(39.1)	(105.2)	(111.5)	(75.6)	(39.1)	(105.2)	(111.5)
Restructuring of operations, litigation and other items	(2.0)	(11.8)	(8.5)	(0.9)	(2.0)	(11.8)	(8.5)	(0.9)
Gain on sale of spectrum licences	—	87.8	—	87.8	—	87.8	—	87.8
Loss on debt refinancing	—	—	—	(15.6)	—	—	—	(15.6)
Income taxes	(28.4)	(15.1)	(67.6)	(42.3)	(28.4)	(15.1)	(67.6)	(42.3)
Income from discontinued operations	—	8.4	—	8.4	—	8.4	—	8.4
Impact of IFRS 15	—	—	—	—	2.9	9.0	(4.5)	15.8
Net income	$52.8	$182.3	$128.4	$203.0	$52.8	$182.3	$128.4	$203.0

1              Non-IFRS measures presented in these columns are calculated based on new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 6

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

	With adoption of IFRS 15[1]				Without IFRS 15[2]
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted income from continuing operating activities	$106.2	$88.6	$195.8	$163.5	$104.3	$83.2	$198.3	$154.0
Loss on valuation and translation of financial instruments	(75.6)	(39.1)	(105.2)	(111.5)	(75.6)	(39.1)	(105.2)	(111.5)
Restructuring of operations, litigation and other items	(2.0)	(11.8)	(8.5)	(0.9)	(2.0)	(11.8)	(8.5)	(0.9)
Gain on sale of spectrum licences	—	87.8	—	87.8	—	87.8	—	87.8
Loss on debt refinancing	—	—	—	(15.6)	—	—	—	(15.6)
Income taxes related to adjustments[3]	12.4	26.3	14.5	32.4	12.4	26.3	14.5	32.4
Net income attributable to non-controlling interest related to adjustments	0.3	(20.8)	1.4	(20.8)	0.3	(20.8)	1.4	(20.8)
Discontinued operations	—	6.8	—	6.8	—	6.8	—	6.8
Impact of IFRS 15	—	—	—	—	1.9	5.4	(2.5)	9.5
Net income attributable to shareholders	$41.3	$137.8	$98.0	$141.7	$41.3	$137.8	$98.0	$141.7

1              Non-IFRS measures presented in these columns are calculated based on new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

3              Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Six months ended
(in millions of Canadian dollars, except for earnings per share data)	June 30		June 30
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)

Revenues	$1,043.5	$1,038.6	$2,050.2	$2,040.1

Employee costs	182.4	182.0	362.4	369.1
Purchase of goods and services	444.0	452.3	863.3	894.8
Depreciation and amortization	180.2	173.3	360.1	343.1
Financial expenses	78.1	78.9	154.7	156.0
Loss on valuation and translation of financial instruments	75.6	39.1	105.2	111.5
Restructuring of operations, litigation and other items	2.0	11.8	8.5	0.9
Gain on sale of spectrum licences	—	(87.8)	—	(87.8)
Loss on debt refinancing	—	—	—	15.6
Income before income taxes	81.2	189.0	196.0	236.9
Income taxes (recovery):
Current	42.9	8.7	102.7	12.1
Deferred	(14.5)	6.4	(35.1)	30.2
	28.4	15.1	67.6	42.3

Income from continuing operations	52.8	173.9	128.4	194.6
Income from discontinued operations	—	8.4	—	8.4
Net income	$52.8	$182.3	$128.4	$203.0

Income from continuing operations attributable to
Shareholders	$41.3	$131.0	$98.0	$134.9
Non-controlling interests	11.5	42.9	30.4	59.7

Net income attributable to
Shareholders	$41.3	$137.8	$98.0	$141.7
Non-controlling interests	11.5	44.5	30.4	61.3

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.18	$0.54	$0.42	$0.55
From discontinued operations	—	0.03	—	0.03
Net income	0.18	0.57	0.42	0.58
Diluted:
From continuing operations	$0.18	$0.54	$0.41	$0.55
From discontinued operations	—	0.03	—	0.03
Net income	0.18	0.57	0.41	0.58

Weighted average number of shares outstanding (in millions)	233.5	242.8	234.7	243.0
Weighted average number of diluted shares (in millions)	239.4	243.2	240.6	243.4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Six months ended
(in millions of Canadian dollars)	June 30		June 30
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)

Income from continuing operations	$52.8	$173.9	$128.4	$194.6

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(1.3)	40.3	(44.4)	28.0
Deferred income taxes	(1.7)	21.2	2.1	25.0
	(3.0)	61.5	(42.3)	53.0

Comprehensive income from continuing operations	49.8	235.4	86.1	247.6

Income from discontinued operations	—	8.4	—	8.4

Comprehensive income	$49.8	$243.8	$86.1	$256.0

Comprehensive income from continuing operations attributable to
Shareholders	$38.6	$181.0	$63.3	$178.0
Non-controlling interests	11.2	54.4	22.8	69.6

Comprehensive income attributable to
Shareholders	$38.6	$187.8	$63.3	$184.8
Non-controlling interests	11.2	56.0	22.8	71.2

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended June 30, 2018
				Head
			Sports	office
(in millions of Canadian dollars)			and	and
(unaudited)	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$847.2	$186.5	$36.9	$(27.1)	$1,043.5

Employee costs	97.6	62.9	9.7	12.2	182.4
Purchase of goods and services	327.0	124.3	29.2	(36.5)	444.0
Adjusted EBITDA[1]	422.6	(0.7)	(2.0)	(2.8)	417.1
Depreciation and amortization					180.2
Financial expenses					78.1
Loss on valuation and translation of financial instruments					75.6
Restructuring of operations, litigation and other items					2.0
Income before income taxes					$81.2

Additions to property, plant and equipment	$122.7	$5.6	$0.3	$5.0	$133.6
Additions to intangible assets	36.6	1.0	0.8	0.2	38.6

	Three months ended June 30, 2017
	(restated)
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$826.6	$199.5	$36.0	$(23.5)	$1,038.6

Employee costs	98.3	63.0	9.5	11.2	182.0
Purchase of goods and services	330.5	123.1	30.1	(31.4)	452.3
Adjusted EBITDA[1]	397.8	13.4	(3.6)	(3.3)	404.3
Depreciation and amortization					173.3
Financial expenses					78.9
Loss on valuation and translation of financial instruments					39.1
Restructuring of operations, litigation and other items					11.8
Gain on sale of spectrum licences					(87.8)
Income before income taxes					$189.0

Additions to property, plant and equipment	$147.2	$6.7	$0.5	$—	$154.4
Additions to intangible assets	24.8	1.4	1.2	0.6	28.0

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

	Six months ended June 30, 2018
				Head
			Sports	office
(in millions of Canadian dollars)			and	and
(unaudited)	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$1,670.6	$359.7	$74.1	$(54.2)	$2,050.2

Employee costs	199.8	122.2	19.4	21.0	362.4
Purchase of goods and services	637.7	239.3	58.8	(72.5)	863.3
Adjusted EBITDA[1]	833.1	(1.8)	(4.1)	(2.7)	824.5
Depreciation and amortization					360.1
Financial expenses					154.7
Loss on valuation and translation of financial instruments					105.2
Restructuring of operations, litigation and other items					8.5
Income before income taxes					$196.0

Additions to property, plant and equipment	$262.5	$10.6	$0.5	$5.4	$279.0
Additions to intangible assets	91.6	2.5	1.8	(0.4)	95.5

	Six months ended June 30, 2017
	(restated)
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$1,631.6	$383.6	$74.3	$(49.4)	$2,040.1

Employee costs	198.9	120.8	18.7	30.7	369.1
Purchase of goods and services	651.0	251.6	60.0	(67.8)	894.8
Adjusted EBITDA[1]	781.7	11.2	(4.4)	(12.3)	776.2
Depreciation and amortization					343.1
Financial expenses					156.0
Loss on valuation and translation of financial instruments					111.5
Restructuring of operations, litigation and other items					0.9
Gain on sale of spectrum licences					(87.8)
Loss on debt refinancing					15.6
Income before income taxes					$236.9

Additions to property, plant and equipment	$309.0	$12.7	$0.6	$0.4	$322.7
Additions to intangible assets	58.4	2.1	1.6	1.0	63.1

1 The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

					Equity
	Equity attributable to shareholders				attributable
			Retained	Accumulated	to non-
(in millions of Canadian dollars)	Capital	Contributed	earnings	other comprehensive	controlling	Total
(unaudited)	stock	surplus	(deficit)	loss	interests	equity

Balance as of December 31, 2016, as previously reported	$323.3	$2.3	$235.7	$(106.1)	$392.0	$847.2
Changes in accounting policies	—	—	143.7	—	33.6	177.3
Balance as of December 31, 2016, as restated	323.3	2.3	379.4	(106.1)	425.6	1,024.5
Net income	—	—	141.7	—	61.3	203.0
Other comprehensive income	—	—	—	43.1	9.9	53.0
Dividends or distributions	—	—	(12.1)	—	(9.5)	(21.6)
Repurchase of Class B Shares	(2.7)	—	(26.6)	—	—	(29.3)
Non-controlling interests acquisition	—	—	(25.7)	(0.4)	(17.8)	(43.9)
Balance as of June 30, 2017	320.6	2.3	456.7	(63.4)	469.5	1,185.7
Net income	—	—	248.8	—	76.9	325.7
Other comprehensive income	—	—	—	12.7	3.2	15.9
Issuance of Class B Shares	1.1	1.2	—	—	—	2.3
Dividends or distributions	—	—	(13.2)	—	(9.2)	(22.4)
Repurchase of Class B Shares	(7.8)	—	(90.4)	—	—	(98.2)
Balance as of December 31, 2017	313.9	3.5	601.9	(50.7)	540.4	1,409.0
Net income	—	—	98.0	—	30.4	128.4
Other comprehensive loss	—	—	—	(34.7)	(7.6)	(42.3)
Issuance of Class B Shares	1.3	1.2	—	—	—	2.5
Dividends or distributions	—	—	(19.3)	—	(9.4)	(28.7)
Repurchase of Class B Shares	(9.4)	—	(108.6)	—	—	(118.0)
Non-controlling interests acquisition	—	—	(1,198.2)	(19.2)	(472.6)	(1,690.0)
Balance as of June 30, 2018	$305.8	$4.7	$(626.2)	$(104.6)	$81.2	$(339.1)

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
(in millions of Canadian dollars)	June 30		June 30
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)
Cash flows related to operating activities
Income from continuing operations	$52.8	$173.9	$128.4	$194.6
Adjustments for:
Depreciation of property, plant and equipment	154.7	147.4	308.2	292.0
Amortization of intangible assets	25.5	25.9	51.9	51.1
Loss on valuation and translation of financial instruments	75.6	39.1	105.2	111.5
Gain on sale of spectrum licences	—	(87.8)	—	(87.8)
Loss on debt refinancing	—	—	—	15.6
Amortization of financing costs and long-term debt discount	1.7	1.7	3.5	3.5
Deferred income taxes	(14.5)	6.4	(35.1)	30.2
Other	(1.1)	1.9	(1.6)	3.2
	294.7	308.5	560.5	613.9
Net change in non-cash balances related to operating activities	33.0	24.4	61.9	(133.7)
Cash flows provided by continuing operating activities	327.7	332.9	622.4	480.2
Cash flows related to investing activities
Non-controlling interests acquisition	(1,540.0)	—	(1,540.0)	—
Business acquisitions	1.3	(0.2)	(1.4)	(5.8)
Additions to property, plant and equipment	(133.6)	(154.4)	(279.0)	(322.7)
Additions to intangible assets	(38.6)	(28.0)	(95.5)	(63.1)
Proceeds from disposals of assets	1.3	184.9	1.7	185.3
Other	(0.4)	(0.2)	(1.0)	(0.2)
Cash flows (used in) provided by continuing investing activities	(1,710.0)	2.1	(1,915.2)	(206.5)
Cash flows related to financing activities
Net change in bank indebtedness	27.3	(60.0)	26.5	(11.4)
Net change under revolving facilities	557.7	(380.9)	640.5	(183.5)
Issuance of long-term debt, net of financing fees	—	794.5	—	794.5
Repayment of long-term debt	(9.1)	(470.1)	(12.8)	(653.8)
Repayment of convertible debentures	(71.9)	—	(71.9)	—
Settlement of hedging contracts	(0.8)	(3.1)	(0.8)	(3.2)
Issuance of Class B Shares	1.3	—	1.3	—
Repurchase of Class B Shares	(19.3)	(16.5)	(118.0)	(29.3)
Dividends	(19.3)	(12.1)	(19.3)	(12.1)
Dividends or distributions paid to non-controlling interests	(4.7)	(4.8)	(9.4)	(9.5)
Cash flows provided by (used in) continuing financing activities	461.2	(153.0)	436.1	(108.3)

Net change in cash and cash equivalents from continuing operations	(921.1)	182.0	(856.7)	165.4

Cash flows used in discontinued operations	—	(0.3)	—	(0.3)

Cash and cash equivalents at beginning of period	929.3	5.7	864.9	22.3
Cash and cash equivalents at end of period	$8.2	$187.4	$8.2	$187.4

Cash and cash equivalents consist of
Cash	$7.8	$186.0	$7.8	$186.0
Cash equivalents	0.4	1.4	0.4	1.4
	$8.2	$187.4	$8.2	$187.4

Interest and taxes reflected as operating activities
Cash interest payments	$110.4	$100.9	$152.5	$143.2
Cash income tax payments (net of refunds)	2.8	5.2	17.0	56.4

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	June 30	December 31	December 31
(unaudited)	2018	2017	2016
		(restated)	(restated)

Assets

Current assets
Cash and cash equivalents	$8.2	$864.9	$22.3
Accounts receivable	536.2	543.4	525.4
Contract assets	131.8	132.8	106.6
Income taxes	10.8	29.3	6.9
Inventories	160.2	188.1	183.3
Other current assets	136.4	119.8	102.4
	983.6	1,878.3	946.9

Non-current assets
Property, plant and equipment	3,530.6	3,594.6	3,605.1
Intangible assets	1,012.4	983.1	1,224.0
Goodwill	2,695.1	2,695.8	2,725.4
Derivative financial instruments	698.6	591.8	809.0
Deferred income taxes	37.1	33.2	16.0
Other assets	185.1	185.1	177.1
	8,158.9	8,083.6	8,556.6
Total assets	$9,142.5	$9,961.9	$9,503.5

Liabilities and equity

Current liabilities
Bank indebtedness	$27.3	$0.8	$18.9
Accounts payable and accrued charges	627.0	738.7	705.9
Provisions	27.8	25.4	69.3
Deferred revenue	354.3	346.8	339.7
Income taxes	83.8	13.3	35.2
Convertible debentures	412.5	450.0	—
Embedded derivatives related to convertible debentures	511.5	442.2	—
Current portion of long-term debt	15.7	20.4	51.8
	2,059.9	2,037.6	1,220.8

Non-current liabilities
Long-term debt	6,320.8	5,516.2	5,616.9
Derivative financial instruments	17.1	34.1	0.3
Convertible debentures	150.0	—	500.0
Other liabilities	217.9	215.8	516.2
Deferred income taxes	715.9	749.2	624.8
	7,421.7	6,515.3	7,258.2
Equity
Capital stock	305.8	313.9	323.3
Contributed surplus	4.7	3.5	2.3
Retained earnings	(626.2)	601.9	379.4
Accumulated other comprehensive loss	(104.6)	(50.7)	(106.1)
Equity attributable to shareholders	(420.3)	868.6	598.9
Non-controlling interests	81.2	540.4	425.6
	(339.1)	1,409.0	1,024.5

Total liabilities and equity	$9,142.5	$9,961.9	$9,503.5

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2018

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2018

Net Income Attributable to Shareholders

	2nd Quarter		YTD
	2018	2017	2018	2017
Net income per share (basic)	$0.18	$0.57	$0.42	$0.58

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.45	$0.37	$0.83	$0.68

Reconciliation of earnings per share

	2nd Quarter		YTD
	2018	2017	2018	2017
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.45	$0.37	$0.83	$0.68

Other adjusments[1]:
Unusual items	0.05	0.32	0.03	0.32
Loss on valuation and translation of financial instruments	(0.32)	(0.15)	(0.44)	(0.45)
Discontinued operations	—	0.03	—	0.03
Total	(0.27)	0.20	(0.41)	(0.10)

Reported net income per share (basic)	$0.18	$0.57	$0.42	$0.58

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2018

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2019 (availability: $300)		$—
Mortgage loan due in 2022		49.2
		$49.2

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		$—
Term Loan B due in 2020		437.1
5 3/4% Senior Notes due in 2023		1,116.3
6 5/8% Senior Notes due in 2023		500.0
		2,053.4
Videotron Ltd.
Revolving credit facility due in 2021 (availability: $965)		812.4
5% Senior Notes due in 2022		1,050.6
5 3/8% Senior Notes due in 2024		788.0
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		788.0
		4,214.0
TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		58.1
		58.1

Other debt		—
Total Quebecor Media Inc.		$6,325.5
TOTAL LONG TERM DEBT		$6,374.7

Bank indebtedness - QI		—
Bank indebtedness - QMI		27.3
Exchangeable debentures - QI		2.1
Convertible debentures due in 2018 (cost if settled in cash at maturity) - QI 1		923.0
Convertible debentures due in 2024 (cost if settled in cash at maturity) - QI 1		150.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(739.0)

Cash and cash equivalents :
Quebecor Inc.		0.2
Quebecor Media Inc.		8.0
Videotron Ltd.	$0.7
Other 100% owned subsidiaries	1.9
TVA Group Inc.	5.4
		$8.2

1  Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2018, subject to a floor price of $9.625 and a ceiling price of $12.03125 for the convertible debentures due in 2018 and subject to a floor price of $26.85 and a ceiling price of $33.5625 for the convertible debentures due in 2024.

2  Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2018

Operating Results

	2018		2017
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue-Generating Units (‘000) [1]	5,899.4	5,900.4	5,881.1	5,846.2	5,795.8
Mobile Telephony Lines (‘000)	1,079.2	1,047.3	1,024.0	990.3	953.3
Homes Passed (‘000)	2,891.7	2,879.5	2,873.7	2,867.4	2,859.2
Cable Internet Subscribers (‘000)	1,674.1	1,674.6	1,666.5	1,654.1	1,627.2
Penetration of Homes Passed	57.9%	58.2%	58.0%	57.7%	56.9%
Basic Subscribers (‘000)	1,606.0	1,625.5	1,640.5	1,649.0	1,656.7
Penetration of Homes Passed	55.5%	56.5%	57.1%	57.5%	57.9%
Digital Set-Top Boxes (‘000)	2,884.2	2,910.2	2,925.6	2,867.1	2,837.6
Digital Subscribers (‘000)	1,606.0	1,625.5	1,640.5	1,603.9	1,596.8
Penetration of Homes Passed	55.5%	56.5%	57.1%	55.9%	55.8%
Cable Telephony Lines (‘000)	1,148.2	1,169.6	1,188.5	1,205.4	1,221.0
Penetration of Homes Passed	39.7%	40.6%	41.4%	42.0%	42.7%
Over-the-Top Video Subscribers (‘000)	391.9	383.4	361.6	347.4	337.6

	2nd Quarter			YTD
(in millions)	2018	2017	VAR	2018	2017	VAR
Revenues
Cable Television	$251.5	$252.9	-0.6%	$500.1	$504.1	-0.8%
Internet	271.6	256.7	5.8%	533.2	507.1	5.1%
Mobile Telephony	130.7	115.8	12.9%	256.6	226.8	13.1%
Cable Telephony	92.7	100.2	-7.5%	187.8	202.8	-7.4%
Business	31.7	31.5	0.6%	63.4	62.9	0.8%
Other	67.7	68.0	-0.4%	126.7	124.7	1.6%
Videotron	845.9	825.1	2.5%	1,667.8	1,628.4	2.4%
Retail and Eliminations	1.3	1.5	-13.3%	2.8	3.2	-12.5%
Total Telecommunications Revenues	$847.2	$826.6	2.5%	$1,670.6	$1,631.6	2.4%

EBITDA
Videotron	$422.3	$397.7	6.2%	$832.4	$780.9	6.6%
Retail	0.3	0.1	200.0%	0.7	0.8	-12.5%
Total Telecommunications EBITDA	$422.6	$397.8	6.2%	$833.1	$781.7	6.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$56.2	$58.6		$108.7	$121.1
Scalable Infrastructure	27.5	45.4		75.3	111.1
Line Extensions	19.3	18.4		42.0	27.7
Upgrade / Rebuild	14.7	13.4		26.5	29.8
Support Capital and Other	41.6	36.2		101.6	77.7
Total Telecommunications	$159.3	$172.0	-7.4%	$354.1	$367.4	-3.6%

Mobile Telephony ABPU [2]	$53.70	$53.32		$53.48	$52.99
Total ABPU [2]	$49.68	$48.12		$49.25	$47.76

[1]

Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

[2]	Average billing per unit (“ ABPU “) is an indicator used to measure monthly average subscription billing per average revenue-generating unit.

MEDIA

Supplementary Disclosure

June 30, 2018

Operating Results

	2nd Quarter			YTD
	2018	2017	VAR	2018	2017	VAR
Lineage (‘000)
Paid Urban Dailies	5,941	6,076	-2.2%	11,346	11,565	-1.9%

(in millions)
Revenues
Advertising	$19.6	$22.0	-10.9%	$38.3	$42.8	-10.5%
Circulation	9.8	10.0	-2.0%	19.4	19.8	-2.0%
Digital	3.3	3.4	-2.9%	6.1	6.5	-6.2%
Other	12.1	11.7	3.4%	24.0	23.3	3.0%
Newspaper Publishing Revenues	44.8	47.1	-4.9%	87.8	92.4	-5.0%
Advertising	65.5	74.2	-11.7%	130.3	141.4	-7.9%
Subscription	31.4	32.2	-2.5%	63.0	64.4	-2.2%
Other	11.6	10.9	6.4%	22.4	22.2	0.9%
Broadcasting Revenues	108.5	117.3	-7.5%	215.7	228.0	-5.4%
Other [1]	33.2	35.1	-5.4%	56.2	63.2	-11.1%
Total Media Revenues	$186.5	$199.5	-6.5%	$359.7	$383.6	-6.2%

EBITDA
Newspaper Publishing	$1.7	$1.3	30.8%	$(0.1)	$1.5	n.m.
Broadcasting	(8.3)	5.1	n.m.	(5.9)	5.7	n.m.
Other	5.9	7.0	-15.7%	4.2	4.0	5.0%
Total Media EBITDA	$(0.7)	$13.4	n.m.	$(1.8)	$11.2	n.m.

1  Includes the publishing of magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2018

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2018

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2018, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2018 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated  in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Emilie Duguay
By:	Emilie Duguay
Assistant Secretary

Date: August 10, 2018